SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 1)

Chemomab Therapeutics Ltd.

(Name of Issuer)

American Depository Shares, each of which represent twenty ordinary shares, no par value

(Title of Class of Securities)

16385C104

(CUSIP Number)

November 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP NO. 16385C104

1	Name Of Reporting Persons
Erik Otto

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Canada

	5	Sole Voting Power
Number of		1,155,000

Shares	6	Shared Voting Power
0
Beneficially

Owned By	7	Sole Dispositive Power
1,155,000
Each

Reporting	8	Shared Dispositive Power
Person With		0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
1,155,000

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares

11	Percent Of Class Represented By Amount In Row 9
6.1%(*)

12	Type Of Reporting Person (See Instructions)
IN

*Based on 18,856,611 ADSs outstanding as of November 14, 2024 (As provided by the Issuer)

Item 1	(a).	Name of Issuer: Chemomab Therapeutics Ltd.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

Kiryat Atidum, Building 7 Tel Aviv 6158002 Israel

Item 2	(a).	Name of Person Filing: Erik Otto

Item 2	(b).	Address of Principal Business Office: 144 West Oakview Place, San Antonio, TX 78209

Item 2	(c).	Citizenship: Canada

Item 2	(d).	Title of Class of Securities: American Depository Shares, each of which represent twenty ordinary shares, no par value

Item 2	(e).	CUSIP Number: 16385C104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,155,000

(b)	Percent of Class: 6.1%(*)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,155,000

*Based on 18,856,611 ADSs outstanding as of November 14, 2024 (As provided by the Issuer)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,155,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 21, 2024

/s/ Erik Otto
Signature